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Confidential Submission No. 2 Submitted on May 21, 2015

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 1 to Confidential Submission on
Form S-1
REGISTRATION STATEMENT
Under
The Securities Act of 1933

CPI Holdings I, Inc.
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	7374 (Primary Standard Industrial Classification Code Number)	26-0344657 (IRS Employer Identification No.)

CPI Holdings I, Inc.
10368 West Centennial Road
Littleton, CO 80127
(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

Steven Montross
President and Chief Executive Officer
CPI Holdings I, Inc.
10368 West Centennial Road
Littleton, CO 80127
(303) 973-9311

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Please send copies of all communications to:
Steven J. Gavin, Esq. Andrew J. McDonough, Esq. Arlene K. Lim, Esq. Winston & Strawn LLP 35 West Wacker Drive Chicago, Illinois 60601 (312) 558-5600	Christopher J. Cummings, Esq. Paul, Weiss, Rifkind, Wharton & Garrison LLP 77 King Street West, Suite 3100 Toronto, Ontario, Canada M5K 1J3 (416) 504-0522

Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act, check the following box:    ☐

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

          Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer", "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee

Common Stock, $0.001 par value per share	$	$

(1)
Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

(2)
Includes additional shares that the underwriters have the option to purchase.

          The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

 EXPLANATORY NOTE

        This amendment is being filed solely for the purpose of amending "Part II—Information Not Required in Prospectus."

 PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.    Other Expenses of Issuance and Distribution

        The following table sets forth all expenses to be paid by the Registrant, other than estimated underwriting discounts and commissions, in connection with our initial public offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee:

SEC registration fee	$	*
FINRA filing fee		*
listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*
To be filed by amendment

Item 14.    Indemnification of Directors and Officers

        Section 145 of the Delaware General Corporation Law authorizes a corporation's board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

        As permitted by Section 102(b)(7) of the Delaware General Corporation Law, or DGCL, the registrant's amended and restated certificate of incorporation to be in effect upon the closing of this offering includes provisions that eliminate the personal liability of its directors and officers for monetary damages for breach of their fiduciary duty as directors and officers, except for liability (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for unlawful payments of dividends or unlawful stock repurchases, redemptions or other distributions or (iv) for any transaction from which the director derived an improper personal benefit. The registrant's amended and restated certificate of incorporation provides for such limitation of liability.

        In addition, as permitted by Section 145 of the DGCL, the bylaws of the registrant to be effective upon completion of this offering provide that:

  •
  The registrant shall indemnify its directors and officers for serving the registrant in those capacities or for serving other business enterprises at the registrant's request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the registrant and, with respect to any criminal action or proceeding, had no reasonable cause to believe such person's conduct was unlawful.

  •
  The registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

  •
  The registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

  •
  The registrant will not be obligated pursuant to the bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the registrant's board of directors or brought to enforce a right to indemnification.

  •
  The rights conferred in the bylaws are not exclusive, and the registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

  •
  The registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

        Prior to the completion of this offering, we expect to enter into indemnification agreements with each of our directors and executive officers that may be broader than the specific indemnification provisions contained in the Delaware General Corporation Law. These indemnification agreements will require us, among other things, to indemnify our directors and executive officers against liabilities that may arise by reason of their status or service. These indemnification agreements will also require us to advance all expenses incurred by the directors and executive officers in investigating or defending any such action, suit, or proceeding. We believe that these agreements are necessary to attract and retain qualified individuals to serve as directors and executive officers. The registrant will also maintain directors and officers insurance to insure such persons against certain liabilities.

        The underwriting agreement to be filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

Item 15.    Recent Sales of Unregistered Securities

        Since January 1, 2012, we have issued and sold the following securities:

  1.
  In January 2012, we issued 17,278 shares of common stock at an issue price of $0.01 per share to certain of our employees.

  2.
  In January 2012, we issued options to purchase an aggregate of 3,500 shares of common stock to our employees at an exercise price of $0.01 per share.

  3.
  In January 2012, we issued 107 shares of preferred stock at an issue price of $1,691.72 to a certain employee.

  4.
  In September 2013, we issued 5,596 shares of common stock at $0.01 per share and 28 shares of our preferred stock at $1,775.87 per share to one of our employees.

  5.
  In May 2013 and September 2013, we issued options to purchase an aggregate of 4,500 and 1,000 shares of common stock, respectively, to our employees at an exercise price of $0.01 per share.

  6.
  In September 2014, we issued 11,694 shares of common stock valued at $251.79 per share and 549 shares of preferred stock valued at $3,733.88 per share to the former owners of EFT Source, Inc. as partial consideration for our acquisition of EFT Source, Inc.

        Other than the transactions listed immediately above, we have not issued and sold any unregistered securities in the three years preceding the filing of this registration statement. No underwriters were in involved in the foregoing issuances of securities.

        Unless otherwise stated, the sales of the above securities were deemed to be exempt from registration under the Securities Act in reliance upon Section 4(a)(2) of the Securities Act (or

Regulation D or Regulation S promulgated thereunder), or Rule 701 promulgated under Section 3(b) of the Securities Act as transactions by an issuer not involving any public offering or pursuant to benefit plans and contracts relating to compensation as provided under Rule 701. The recipients of the securities in each of these transactions represented their intentions to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were placed upon the stock certificates issued in these transactions.

Item 16.    Exhibits and Financial Statement Schedules

        (3)   Exhibits.    The following exhibits are included herein or incorporated herein by reference:

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

2.1	*	Purchase and Sale Agreement, dated as of August 22, 2014, by and among William S. Dinker, Katherine S. Nevill, Bobby Smith and Tom Hedrich, William S. Dinker 2012 Trust for Edward McCullough Dinker, William S. Dinker 2012 Trust for John Walsh Dinker and William S. Dinker 2012 Trust for William S. Dinker III, EFT Source, Inc., CPI Acquisition, Inc. and William S. Dinker, as Sellers' Representative

3.1	*	Amended and Restated Certificate of Incorporation of CPI Holdings I, Inc.

3.2	*	Amended and Restated Bylaws of CPI Holdings I, Inc.

4.1	*	Form of Stock Certificate

5.1	*	Form of opinion of Winston & Strawn LLP

10.1	*+	Employment and Non-Competition Agreement, dated April 22, 2009, between CPI Acquisition, Inc. and Steven Montross

10.2	*+	Employment and Non-Competition Agreement, dated October 1, 2008, between Metaca Corporation and Anna Rossetti

10.3	*+	Termination Letter, dated May 5, 2015 between CPI Acquisition, Inc. and Marvin Press

10.4	*+	CPI Holdings I, Inc. Omnibus Incentive Plan

10.5	*+	CPI Acquisition, Inc. Phantom Stock Plan

10.6	*+	CPI Holdings I, Inc. 2007 Stock Option Plan

10.7	*+	First Amendment to the CPI Holdings I, Inc. 2007 Stock Option Plan

10.8	*	Form of Indemnification Agreement

11.1	*	Statement re computation of per share earnings

16.1		Letter to the Securities and Exchange Commission from Ernst & Young LLP, dated May 21, 2015

21.1	*	List of subsidiaries of CPI Holdings I, Inc.

23.1	*	Consent of KPMG LLP

23.2	*	Consent of KPMG LLP

23.3	*	Consent of First Annapolis Consulting, Inc.

23.4	*	Consent of Winston & Strawn LLP (included in Exhibit 5.1)

24.1	*	Powers of Attorney (see signature pages)

+
Indicates exhibits that constitute management contracts or compensatory plans or arrangements

*
Indicates to be filed by amendment.

        (b)   Financial Statement Schedules.    All financial statement schedules are omitted because they are not applicable or the information is included in the Registrant's consolidated financial statements or related notes.

Item 17.    Undertakings

        The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        The undersigned registrant hereby undertakes that:

          (1)   for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

          (2)   for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

 SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in Littleton, Colorado, on this            day of                        , 2015.

CPI HOLDINGS I, INC.
By:
Name:
Title:

POWER OF ATTORNEY

        KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Steven Montross and Jerry Dreiling and each of them, as his true and lawful attorney in fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney in fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney in fact and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Steven Montross	President, Chief Executive Officer and Director (Principal Executive Officer)
Jerry Dreiling	Interim Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Bradley Seaman	Chairman of the Board
Nicholas Peters	Director

Signature	Title	Date

Robert Pearce	Director
David Rowntree	Director

 EXHIBIT INDEX

Exhibit Number		Description
1.1	*	Form of Underwriting Agreement

2.1	*	Purchase and Sale Agreement, dated as of August 22, 2014, by and among William S. Dinker, Katherine S. Nevill, Bobby Smith and Tom Hedrich, William S. Dinker 2012 Trust for Edward McCullough Dinker, William S. Dinker 2012 Trust for John Walsh Dinker and William S. Dinker 2012 Trust for William S. Dinker III, EFT Source, Inc., CPI Acquisition, Inc. and William S. Dinker, as Sellers' Representative

3.1	*	Amended and Restated Certificate of Incorporation of CPI Holdings I, Inc.

3.2	*	Amended and Restated Bylaws of CPI Holdings I, Inc.

4.1	*	Form of Stock Certificate

5.1	*	Form of opinion of Winston & Strawn LLP

10.1	*+	Employment and Non-Competition Agreement, dated April 22, 2009, between CPI Acquisition, Inc. and Steven Montross

10.2	*+	Employment and Non-Competition Agreement, dated October 1, 2008, between Metaca Corporation and Anna Rossetti

10.3	*+	Termination Letter, dated May 5, 2015 between CPI Acquisition, Inc. and Marvin Press

10.4	*+	CPI Holdings I, Inc. Omnibus Incentive Plan

10.5	*+	CPI Acquisition, Inc. Phantom Stock Plan

10.6	*+	CPI Holdings I, Inc. 2007 Stock Option Plan

10.7	*+	First Amendment to the CPI Holdings I, Inc. 2007 Stock Option Plan

10.8	*	Form of Indemnification Agreement

11.1	*	Statement re computation of per share earnings

16.1		Letter to the Securities and Exchange Commission from Ernst & Young LLP, dated May 21, 2015

21.1	*	List of subsidiaries of CPI Holdings I, Inc.

23.1	*	Consent of KPMG LLP

23.2	*	Consent of KPMG LLP

23.3	*	Consent of First Annapolis Consulting, Inc.

23.4	*	Consent of Winston & Strawn LLP (included in Exhibit 5.1)

24.1	*	Powers of Attorney (see signature pages)

+
Indicates exhibits that constitute management contracts or compensatory plans or arrangements

*
Indicates to be filed by amendment.

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EXPLANATORY NOTE
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 13. Other Expenses of Issuance and Distribution
  Item 14. Indemnification of Directors and Officers
  Item 15. Recent Sales of Unregistered Securities
  Item 16. Exhibits and Financial Statement Schedules
  Item 17. Undertakings
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX